Exhibit 99.1

MESOBLAST PROVIDES UPDATE ON HEART FAILURE TRIAL AND FUNDING OF CLINICAL OPERATIONS

Highlights

•	Interim Analysis to assess heart failure Phase 3 trial’s primary endpoint to read-out meaningful data in Q1 2017

•	The anticipated trial costs to this Interim Analysis are approximately US$13 million

•	Annualized cash burn to be materially reduced through cost reductions and a strategic prioritization of core assets

•	Existing cash reserves of approximately US$80 million will provide operational runway for 12-15 months

•	Funds in place to maintain momentum in additional Tier 1 programs for degenerative disc disease, graft versus host disease, and biologic-refractory rheumatoid arthritis

•	A fully discretionary equity facility has been established for up to $A120 million/$US90 million over 36 months to provide additional funds as required

New York, USA; and Melbourne, Australia; 1 July 2016: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced plans for an early data readout on its Phase 3 chronic heart failure trial, materially reduced projections for annualized cash burn, and the establishment of an equity facility to provide funding at the Company’s discretion for up to three years.

Mesoblast Chief Executive Silviu Itescu said: “We believe we can obtain meaningful data by performing a blinded Interim Analysis to assess the heart failure trial’s primary endpoint in Q1 2017. The results will inform our subsequent strategic decisions regarding the program.

“Importantly, we are implementing a series of material cost-cutting measures and have realigned existing company resources to focus on our key value drivers. This will ensure we maintain momentum in our key Tier 1 programs: Phase 3 programs for degenerative disc disease, graft versus host disease and chronic heart failure, as well as the Phase 2 program in biologic refractory rheumatoid arthritis.

“To ensure financial flexibility, we have established an equity facility which may be used at our sole discretion over the next three years, as needed.”

Chronic Heart Failure Program

Approximately 240 patients have already been enrolled in the Phase 3 heart failure trial to date. The trial’s primary endpoint is a comparison of recurrent Heart Failure-Related Major Adverse Cardiovascular Events (HF-MACE) in high-risk heart failure patients receiving either Mesoblast’s product candidate MPC-150-IM or control.

Based on observed HF-MACE event rates in the trial, the Company believes meaningful data will be generated by bringing forward to Q1 2017 a scheduled Interim Analysis to assess the trial’s primary endpoint between cell-treated and control patients. The results will be used to provide evidence based support for strategic decisions regarding the Phase 3 program, ongoing cardiovascular partnering discussions, and informed use of funds. The anticipated costs incurred to this Interim Analysis will be approximately US$13 million.

Cash Management

To ensure prudent use of cash reserves given the additional expenditure on the Phase 3 heart failure trial, the Company will significantly reduce projected cash burn for FY17 through re-prioritization of certain projects and operational streamlining. Consequently, Mesoblast’s existing cash reserves of approximately US$80 million will provide operational runway for 12 to 15 months, including costs related to the heart failure trial.

During this period the Company anticipates key data readouts from each of its Tier 1 programs. In parallel, Mesoblast will continue discussions with potential strategic partners to deliver non-dilutive funding.

Details of implemented cost reductions will be provided in the upcoming full year financial results.

Key Terms of the Equity Facility Agreement

The Company has entered into an equity facility with Kentgrove Capital which may be used by Mesoblast to meet additional funding requirements over the next three years, as they arise.

1.	Equity facility for up to $A60 million available to be used over 18 months, with Mesoblast having the option to increase the facility to A$120 million over 36 months.

2.	For each placement, Mesoblast determines when the placement occurs, the placement period, the maximum amount of the placement, and the minimum share issue price.

3.	For each placement, Mesoblast will receive funds from Kentgrove Capital via the issue of shares at a volume weighted average price (VWAP) based on the sale of Mesoblast shares by Kentgrove Capital over the placement period less 4.5%, which cannot be less than the minimum issue price determined by Mesoblast.

4.	The issuance of shares under the facility will be made in compliance with Mesoblast’s available placement capacity.

5.	Kentgrove Capital will be granted 1,500,000 incentive rights with a three year exercise period at an exercise price equivalent to 200% of the average daily VWAP of Mesoblast shares sold on-market on ASX during the 10 trading days before the date of the facility.

6.	Mesoblast may terminate the facility on 14 days’ notice. Kentgrove Capital may only terminate the facility in certain limited circumstances, such as a material breach of the facility by Mesoblast which is not remedied.

About Kentgrove Capital

Kentgrove Capital is an Australian-based, privately-held investment management firm with an objective of generating strong returns for their investors over the medium and long term. Kentgrove Capital invests in Australian equities across all industries with a primary strategy to invest in companies they consider to be significantly undervalued and have high growth potential.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast Limited

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Michael Schuster

Investor Relations

Mesoblast Limited

T: +1 212 880-2060

E: michael.schuster@mesoblast.com